FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* **Instruction 1(b).**

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person to Issuer (Check all applicable)

Krill   Katherine   L.
 	
(Last)   (First)   (Middle)
	AnnTaylor Stores Corporation (ANN)	____ Director _____10% Owner
		
		  X Officer (give _____Other (specify below)
		     title below)
		President – AnnTaylor Loft

	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year March/2002	7. Individual or Joint/Group Filing (Check applicable line) __X__ Form filed by One Reporting Person
C/o AnnTaylor Stores Corporation 142 West 57th Street (Street)			
New York New York 10019 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	_____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	03/08/2002	M		5,000	A	$31.875		D	
Common Stock	03/08/2002	S		5,000	D	$43.05		D	
Common Stock	03/08/2002	M		1,665	A	$33.00		D	
Common Stock	03/08/2002	S		1,665	D	$43.05		D	
Common Stock	03/08/2002	M		833	A	$11.50		D	
Common Stock	03/08/2002	S		833	D	$43.05		D	
Common Stock	03/08/2002	M		5,000	A	$21.00		D	
Common Stock	03/08/2002	S		5,000	D	$43.05		D	
Common Stock	03/08/2002	M		7,500	A	$15.50		D	
Common Stock	03/08/2002	S		7,500	D	$43.05	26,435	D	

(Print or Type Responses)   SEC 2270 (10-94)

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FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (right to buy)	$31.875	03/08/2002	M			5,000	(1)	5/16/2004	Common Stock	5,000		0	D	
Employee Stock Option (right to buy)	$33.00	03/08/2002	M			1,665	(2)	2/24/2005	Common Stock	1,665		0	D	
Employee Stock Option (right to buy)	$11.50	03/08/2002	M			833	(3)	2/1/2006	Common Stock	833		0	D	
Employee Stock Option (right to buy)	$21.00	03/08/2002	M			5,000	(4)	2/20/2007	Common Stock	5,000		0	D	
Employee Stock Option (right to buy)	$15.50	03/08/2002	M			7,500	(5)	4/21/2008	Common Stock	7,500		3,750	D	

Explanation of Responses:
(1) The Option vested in four equal installments on May 16 of 1995, 1996, 1997 and 1998.
(2) The Option vested in four equal installments on February 24 of 1996, 1997, 1998 and 1999.
(3) The Option vested in four equal installments on February 1 of 1997, 1998, 1999 and 2000.
(4) The Option vested in four equal installments on February 20 of 1998, 1999, 2000 and 2001.
(5) The Option vests in four equal installments on April 21 of 1999, 2000, 2001 and 2002.

Katherine L. Krill	**04/09/2002**
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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